UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57791/May 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12992

In the Matter of | : |
| : | ORDER MAKING FINDINGS AND
ANSCOTT INDUSTRIES, INC. | : | REVOKING REGISTRATION BY
| : | DEFAULT
| : |

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 17, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary has provided evidence that Anscott Industries, Inc. (Anscott), received the OIP on March 19, 2008 (Postal Service Form 3811). Under the terms of the OIP, as modified by my Order of April 1, 2008, Anscott's Answer to the OIP was due by April 17, 2008. No Answer has been filed and the time for filing an Answer has expired.

By Order dated April 21, 2008, I directed Anscott to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No response to the Order to Show Cause has been filed and the time for filing has expired. By motion filed April 23, 2008, the Commission's Division of Enforcement (Division) moved for the entry of an order of default. No opposition to the Division's motion has been received and the time for submitting an opposition has expired. Accordingly, Anscott is in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Anscott (CIK No. 1047733) is a Florida corporation located in Wayne, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Anscott is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2004, in which Anscott reported a net loss of $475,031 for that period. As of February 7, 2008, the common stock of Anscott (symbol ASCT.PK) was traded on the Pink Sheets, had thirteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section

12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Anscott has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. I conclude that it is necessary and appropriate for the protection of investors to revoke the registration of each class of securities of Anscott registered pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Anscott Industries, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge